Exhibit 99.1

SearchMedia Appoints Jeffrey Ren to Board of Directors

Shanghai, China, February 27, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced that Mr. Jeffrey Yunan Ren has been appointed to the Company’s Board of Directors and as the Chairman of the Audit Committee. Mr. Ren brings more than 12 years of global investment, corporate finance and legal experience to SearchMedia.

Mr. Ren is currently the President of Bicon International (HK) Limited, a pharmaceutical investment holding company based in Hong Kong. Previously from 2008-2010, Mr. Ren served at UBS Investment Bank in Hong Kong as an Executive Director, and from 2006-2008, Mr. Ren served as a Vice President at Lehman Brothers in Hong Kong. Prior to 2006, Mr. Ren served as an attorney with such international law firms as Skadden, Arps, Clifford Chance and Perkins Coie. Mr. Ren holds an LLM from Harvard Law School, and is a graduate of Beijing University Law School (LLB and Graduate Program). Mr. Ren currently serves as an independent director of Prince Frog International Holdings Limited, a public company focusing on the manufacturer and distribution of children care products and household hygiene products in China, which trades on the Hong Kong Exchange and numerous private companies.

Peter Tan, Chief Executive Officer of SearchMedia, stated, “We are pleased that Jeffrey has agreed to join our Board of Directors as we move to the next stage of enhanced integration and growth of SearchMedia. Jeffrey has broad experience in the Asian Markets, including serving as a corporate executive, as an investment banker and as an attorney with major international law firms. I look forward to working closely with Jeffrey, so that we may use his strengths to allow us to continue to build our company in the Chinese media industry.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether Mr. Ren’s strengths can be used to benefit the Company and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Peter Tan, +86 13817142210

ir@searchmediaholdings.com